Exhibit 99(a)(5)(E)

VIASYS HEALTHCARE INC. Impact of Tender Offer and Merger on Stock Options and Restricted Stock Presented by: Robert J. Callanan Jr. Smith Barney

Today’s Agenda Welcome and Introduction What are the goals of today’s presentation? Stock Options Effect of tender offer on stock option awards Effect of merger on stock option awards Special concurrent exercise procedure Conversion of unexercised stock options Restricted Stock Units Questions and Answers

Goals Understand the impact of the proposed acquisition on your stock options and restricted stock units Understand all important deadlines and what actions you must take Understand what will happen if you do nothing Understand the tax implications of your choices

Acquisition Cardinal Health, Inc. has made a tender offer to acquire all shares of VIASYS common stock at a price of $42.75 per share Following successful close of tender offer VIASYS will merge into a subsidiary of Cardinal Health Each share of VIASYS common stock outstanding at time of merger will be cashed out for $42.75 per share

Stock Options Exercise of Vested Stock Options Prior to Completion of Tender Offer Vested stock options may be exercised at any time prior to completion of the tender offer subject to insider trading rules Pay the exercise price in cash, check, or through broker-assisted cashless exercise Recognize taxable income upon such exercise in an amount equal to the market value of the purchased shares on the exercise date minus the exercise price paid. Applicable withholding taxes will be collected

Stock Options Exercise of Vested Stock Options Prior to Completion of Tender Offer (cont’d) Purchased shares may be tendered in the tender offer for a cash payment of $42.75 per share Any purchased shares that you do not tender will be cashed out in the merger for payment of $42.75 per share

Stock Options Exercise of Vested Shares After Completion of Tender Offer Upon successful completion of the tender offer all outstanding options will become fully vested and exercisable You can exercise your options at any time until closing of the merger subject to insider trading rules Pay the option exercise price in cash, check or pursuant to a broker assisted cashless exercise (if available) or submit the concurrent exercise notice prior to the effective time of the merger

Stock Options Concurrent Exercise You can elect to have one or more options automatically exercised concurrently with the effective time of the merger Purchased shares will be immediately cashed out in the merger at a price of $42.75 per share A portion of the $42.75 proceeds will be used to pay the option exercise price and applicable withholding taxes You will receive a payment of $42.75 per share, less applicable withholding taxes and the option exercise price per share You will recognize taxable income per share in an amount equal to $42.75 minus the option exercise price

Stock Options Concurrent Exercise (cont’d) Concurrent exercise available on option by option basis (but not portions of an option) Concurrent exercise form must be received prior to the close of the merger Close of the merger may occur immediately following the close of the tender offer, without notice to you If you want to be certain that you can use this procedure, fax the form to Kate Petko at (610) 825-3565 before 9:00 a.m. Eastern Time on June 20, 2007.

Stock Options Conversion of Unexercised Stock Options Upon Merger If you do not exercise your stock options prior to the merger, they will be converted into options to purchase Cardinal Health common shares The number of option shares and the option exercise price for the Cardinal Health options will be determined pursuant to a conversion ratio The economic value of the awards will remain substantially the same and all other terms and conditions of the awards will not change

Stock Options Conversion of Unexercised Stock Options (cont’d) Conversion ratio is equal to $42.75 divided by the average closing price of Cardinal Health common stock for the 5 trading days immediately prior to the merger Number of shares subject to the converted option is determined by multiplying the number of VIASYS option shares by the conversion ratio, and rounding down to the next whole share Exercise price per share of the converted option is determined by dividing the exercise price per share of the VIASYS option by the conversion ratio, and rounding up to the nearest cent

Conversion of Unexercised Stock Options Example Option to purchase 5,000 shares of VIASYS common stock with an exercise price of $22.00 per share Assume that the average closing price of the Cardinal Health common shares in the 5 trading days prior to the close of the merger is $70.00 per share Conversion ratio = $42.75 / $70.00 = 0.6107143 5,000 VIASYS option shares * 0.6107143 = 3,053 Cardinal Health option shares $22.00 VIASYS exercise price / 0.6107143 = $36.03 Cardinal Health exercise price

Conversion of Unexercised Stock Options Conversion of the VIASYS option is not a taxable event, but exercise of the converted option will be a taxable event Converted options cannot be exercised until Cardinal Health files a registration statement with the SEC Registration statement is expected to be filed within 10 days following the merger Advantages of conversion – get the benefit of an increase in the Cardinal Health stock price above the 5 day average. Defer taxable income until option exercise Disadvantage of conversion – risk of loss if Cardinal Health stock price decreases

Restricted Stock Units

Restricted Stock Units Each outstanding VIASYS Restricted Stock Unit will be canceled at the time of the Tender Close and the holder will be entitled to receive a cash payment following the merger Payment will be equal to the number of shares of common stock subject to the Restricted Stock Unit multiplied by $42.75, less applicable withholding taxes

Restricted Stock Units Example Assumptions: 500 outstanding restricted stock units Calculation: $42.75 x 500 = $21,375 Amount due $21,375 Tax Withholding (35%)* $7,481 Payment for Outstanding RSU (After-Tax) $13,894 *Actual calculation will include state, local and foreign taxes as applicable

Payments All cash payments will be made in accordance with the terms of the tender offer and the merger

Disclaimer Citigroup Inc., Its affiliates, and its employees are not in the business of providing tax or legal advice. These materials and any tax-related statements are not intended or written to be used, and cannot be used or relied upon, by any such taxpayer for the purpose of avoiding tax penalties. Tax-related statements, if any, may have been written in connection with the “promotion or marketing” of the transaction(s) or matter(s) addressed by these materials, to the extent allowed by applicable law. Any such taxpayer should seek advice based on the taxpayer’s particular circumstances from an independent tax advisor.

VIASYS HEALTHCARE

Moderator: Gary Mathern

Confirmation # 2355807

6-07-07/10:00 am CT

VIASYS HEALTHCARE

Moderator: Gary Mathern

June 7, 2007

10:00 am CT

Operator:                       Good morning. My name is (Cassandra), and I will be your conference operator today. At this time I would like to welcome everybody to the tender offer and merger impact on stock options and restricted stock.

All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question and answer session.

If you would like to ask a question during this time, simply press star then the number 1 on your telephone keypad. If you would like to withdraw your question, press the pound key. Thank you.

Mr. Mathern you may begin your conference.

Gary Mathern:              This is Gary Mathern. And good morning, good afternoon or good evening, depending on where you are in the world. The subject of today’s call is the handling of equity grants as related to the pending merger with Cardinal Health.

On today’s call with us is (Bob Callahan) of Smith Barney. Smith Barney is our equity plan administration provider. Bob will discuss the impact of the pending acquisition of Viasys by Cardinal Health on your stock options and restricted stock units.

There will be a question and answer period following Bob’s presentation. For legal reasons we will not be able to answer questions on matters other than the specific topic of this call. Also, this call is being recorded and it will be posted on an intranet site. Instructions for access to the site will be emailed to this distribution group.

I now turn the call over to (Bob Callahan).

(Bob Callahan):             Thanks Gary. What we want to go through on today’s agenda is the effect of the tender offer on the stock option awards, the effect of the merger on the stock option awards, a special concurrent exercise procedure that is available, and then conversion of unexercised stock options.

Then we will briefly go through the effects on restricted stock units. And then open it up to Q&A, take questions and answers at that point.

So that is what we are going to talk about. The goals, the goal is really to understand the impact of the proposed acquisition on your stock options and on your restricted stock units, to have you understand all or most of the important deadlines and what actions you have to take, understand what will happen if you take no action or do nothing, and then understand the tax implications of your choices. Now, this is a good point to say this is not intended to provide any tax or a legal advice at all.

Regarding the acquisition, Cardinal Health has made a tender offer to acquire all the shares of Viasys Health common stock at a price of $42.75 a share. Following the successful close of the tender offer, Viasys will merge into a subsidiary of Cardinal Health.

Each share of Viasys common stock outstanding at the time of the merger will automatically be cashed out at $42.75. The stock options that are vested prior to the completion of the tender offer, they may be exercised at any time prior to the completion of that tender offer, and subject to windows that may pertain to people who have insider information or subject to the insider trading rules.

Also, for the exercise of vested options, to exercise them, you need to pay the exercise price in cash, send a check in, or go through Smith Barney as you might have done before in a cashless exercise program.

So what has been available to you up until now is still available through the completion of the tender offer, for all of your vested stock options.

Upon the exercise of a vested stock option, these options are nonqualified stock options so you will recognize taxable income upon exercise. And that amount that you are going to get taxed on or that taxable income is equal to the amount of the market value of the purchased shares on the exercise date minus the exercise price. So if it was $42.75 and your price was $22, it would be that difference.

Now, one point I would like to make here is all of the applicable withholding taxes will be collected. The company has a requirement to withhold 25% so just because the taxes had been collected does not necessarily mean that your taxing obligation is complete. You may be in a higher bracket and owe more money. So I just want to point that out to everybody.

Stock options that are vested, if you purchased the shares they may be tendered in the tender offer for that cash payment of $42.75. So if you actually pay for the shares, take possession of them, you can go ahead and tender those shares in this tender offer.

Any purchased shares, shares that you purchased and own outright, that you do not tender will be automatically cashed out in the merger for a payment of $42.75 a share.

Stock options, and how to exercise or some of the exercise conditions of the vested shares after the completion of the tender offer: Upon successful completion of the tender offer, all outstanding shares will become fully vested and exercisable.

So you may have vested shares and you may have shares that are right now unvested; they will become fully vested upon the successful completion of the tender offer.

You can exercise your options at any time up until the closing of the merger. The same conditions apply to trading windows, blackouts that are available because of insider trading rules.

So, once the successful completion of the tender has taken place, then you can exercise your options. There might be a two day period of time after the tender offer, between the tender and the merger, if it actually happens to be two days, that you will not be able to exercise those options on the Internet, or on the phone.

All you will have to do is call us at Smith Barney. And the Internet will tell you exactly how to get to us. You will be able to exercise but there maybe a brief two day period where you won’t be able to exercise over the Internet.

Ways you can do that exercise, you pay the option exercise price. Similar to what we just mentioned before the tender, you can pay in cash. You can pay in check. Or you can do a broker assisted cashless exercise, which is the exercise done through Smith Barney.

In addition now, because it is after the successful completion of the tender, you can submit a concurrent exercise notice. This notice has to be received by June 20th at 9 a.m. We will go through the concurrent exercise in a minute.

So stock options on the concurrent exercise, if you elect to use the concurrent exercise process, you elect to have one or more of your options automatically exercised concurrently with the effective time of the merger.

The purchased shares will be immediately cashed out in the merger at $42.75. A portion of the $42.75 will be used to pay the option price and applicable withholding tax.

And again, that tax - in some of the examples you may see 35% - that may be what the company has to withhold because of state, FICA, and different foreign taxes and a 25% minimum on federal. And you may owe more money. So be cognizant of that, please.

You will receive the payment which is basically $42.75, less whatever the taxes are and the option price. And that is the amount that will be remitted to you. You recognize taxable income per share in the amount equal to $42.75 minus the exercise price. That will end up showing up on your W-2.

The concurrent exercise is available on an option by option basis. If you’ve got four or five different options and you want to have one get exercised and cashed out at the $42.75 in the concurrent process, you can pick just that one. If you left the other ones they would actually be converted in the Cardinal merger. So it is on an option by option basis.

And it is not a portion of an option. So if you have 1,000 options, you make a decision to either get cashed out in the concurrent exercise process or it gets converted and goes into Cardinal. But you can’t take 500 out of 1000. It is not a portion of a particular line; it’s by each line item.

So the concurrent exercise form must also be received prior to close of the merger. And what we are looking at is June 20th at 9 a.m., is when we want that form back. The close of the merger may occur immediately following the close of the tender. There won’t be any notice to you. It may happen within 24 hours.

If you want to be certain that you can use this process of concurrent exercise, what you should do is fax the form to (Kate Petko). (Kate)’s number is 610-825-3565, by 9 a.m. Eastern Standard Time, US, on June 20.

Still on the stock options, let’s talk about the conversion of the unexercised stock options upon the merger. If you do not exercise your stock options prior to the merger, do not go and use the concurrent exercise form, those options will be converted into options to purchase Cardinal Health common shares.

The way this is going to work is the number of options shares, and the option exercise price for Cardinal, will be determined pursuant to a conversion ratio. We will talk about the conversion ratio in a minute.

The economic value of the awards, which is the money that you have got in the Viasys option, that amount of money will remain substantially the same.

There could be a small variance, but substantially the same amount of money will go in. And all the terms and conditions of your awards of Viasys will go through on to those Cardinal options.

If you have 7 years left to expiration, so long as you are an employee, then that 7 would go. If you left the company, (unintelligible) in 30 days those options would expire then that would also apply.

So the terms and conditions that are associated with your options now will stay associated, if you have them converted and let that conversion take place into the Cardinal Health options.

The way the conversion ratio works for the unexercised stock options, is the conversion ratio is $42.75, which is the cash price for Viasys. Then it is divided by the average closing price of Cardinal Health for the five trading days immediately prior to the merger. You take those five days, the average closing price, and take that and have the Viasys cash out price of $42.75 divided into that figure.

So that will give you this conversion ratio. So now what you do with the conversion ratio, is you take the number of shares and the converted options is determined by multiplying the Viasys option shares by the conversion ratio.

And in a minute, I will actually go through an example. And then, in this part where you determine the number of shares you get in Cardinal, you round down to the nearest whole share.

Now, the exercise price will also change. And the exercise price of the converted options is determined by dividing the exercise price of your Viasys option by the conversion ratio and then rounding that up to the nearest cent.

So the shares go multiplied by the conversion ratio and rounded down to the share. And the exercise price is divided by the conversion ratio and rounded up to the nearest cent.

So an example of how this would work, is let’s say you have 5,000 options to purchase Viasys and your strike price or exercise price was $22 a share. So assume that the average closing price - and this is an assumption, we are going to use $70 in this example - that the average closing price of Cardinal for the five days prior to the merger was $70.

What you do is define the conversion ratio first. You take the $42.75 divided by those five days prior average, which is $70 in this example, and you get a conversion ratio of.6107143.

So now we have to figure out how many shares we have, so we take your original options, right, on the Viasys, which is 5,000 options. And we multiply that by .6107143.

And then we are going to round that down to the nearest whole share. So what we are going to get is 3,053 shares of Cardinal Health, that is what your option will be.

So now we need to know the price of those options. So to get the price of the option, we are going to take the strike price or the grant price of our original Viasys options, which is in this example $22, and we are going to divide that by that same conversion ratio. So we take $22 and divide it by .6107143. And then we round that up to the nearest penny. So that gives us a price of $36.03.

So if you originally started with 5,000 options at $22 and during the conversion, assuming that Cardinal trades at $70 for those five days, what you have is 3,053 options to buy Cardinal at a grant or a strike price of $36.03.

As we mentioned earlier, on any time you exercise a nonqualified stock option, it is a taxable event. It generates ordinary income. And the same thing on the cash out, it will generate ordinary income. It’s a taxable event.

The conversion of the Viasys into the Cardinal Health option, upon the merger, is not a taxable event. What is taxable is the exercise. If you wait, convert your options, wait a month and convert it to Cardinal and then go ahead and exercise them, that is a taxable event again. It is the exercise of the option that is the taxable event. The conversion from Viasys into the Cardinal option is not a taxable event.

Converted options will probably not be able to be exercised for about ten days. What happens is Cardinal has to file a registration statement with the Securities and Exchange Commission. Their registration statement is expected to be filed within about ten days from the completion of the merger.

Let’s go to restricted stock units. Each outstanding restricted stock unit will be canceled at the time of the close, the successful tender closed, and the holder will be entitled to receive a cash payment following the merger.

So at the close of a successful tender, all those unvested, restricted stock units that are out there, and are not available to you today, will be cancelled and a cash payment will be made. The payment will equal the number of shares subject to the restricted stock times $42.75, minus the applicable withholding taxes.

Now, the same thing as the option again, this is taxable income for you and it is ordinary income in the United States. So what happens is, the company has got a requirement to withhold 25%.

You may be in a 35% bracket, so again, realize that just because the taxes have been withheld does not necessarily mean that your taxing obligation is complete.

An example on the restricted stock - and the example really looks at the U.S. - and what we’ll do is we’ll say that we have 500 restricted stock units right now that are unvested.

The successful tender takes place. And upon the completion of the merger, you’ve got 500 restricted stock units times a price of $42.75, which is $21,375. That is the amount of money that is due you and then minus the applicable taxes.

And in the example, we look at 35%. And we look at 35% because ordinary income, like I said, you’ve got 25% that is by the federal government here in the U.S. You’ve got Social Security tax, you got state tax, so in the example’s sake we round it to 35%. So 35% of that $21,375 is $7481; leaving an actual after-tax withholding payment of $13,894.

All the payments will be made in accordance with the terms of the tender offer and the merger. I think at this point, what we would like to do is open it up for any questions and answers on the options and restricted stock units, anything on the plan.

Operator:	At this time, if you would like to ask a question please press star then the number 1 on your telephone keypad. We will pause for just a moment to compile the Q&A roster.

You have a question from Bob Lorifice.

(Bob Callahan):	Hi, Bob.

Bob Lorifice:	Hi. How’re you doing?

(Bob Callahan):	Good. How are you?

Bob Lorifice:	Okay.

I have two questions.

The first one is on the restricted stock units.

(Bob Callahan):	Okay.

Bob Lorifice:	For ones that have already vested, there was - a portion of those were sold to pay the tax implication of the RSU’s.

(Bob Callahan):	Okay.

Bob Lorifice:	The ones that are unvested, how will they be treated? So if you have 1,000 of unvested - so the total amount will be - the total 1,000 units will be converted into cash?

(Bob Callahan):

What’s going to happen is you’re basically going to get after - there is a company requirement on tax withholding. And I keep saying that because I don’t want to say that the taxes are all going to be withheld because, like I said, you may still owe some more.

Basically, you are just going to get the equivalent payment that you got before. In other words, the taxes are going to be withheld, the company is not going to withhold the shares this time.

They’re just going to say, we have cashed everybody at $42.75, process that through your ordinary income tax rolls, file it in the W-2, and you are going to get a check for the difference.

You will actually be getting a check from us.

Bob Lorifice:	Okay.

(Bob Callahan):	So, the withholding really doesn’t matter, the net effect to you is the same.

Bob Lorifice:	Okay. And my second question is will there be options for a wire transfer of the funds? Or will they be checks?

(Bob Callahan):

What is going to happen is on stock purchase at Smith Barney, the checks are going to go out automatically. And for options and restricted stock, we are going to try and get a hold of people and to give them the option.

They can either get to us or call through (Kate), I’m sorry, call through (Kate Petko). And we’ll be able to wire it, which is a fee of $25. Or if we don’t get you, and you just want it mailed, it will happen by regular mail. But that option will be available at Smith Barney.

Bob Lorifice:	Okay. Thank you.

(Bob Callahan):	My pleasure.

Operator:	Your next question comes from Nick Lumb.

Gary Mathern:	Hi Nick. Are you there Nick?

Operator:	Mr. Lumb? Mr. Lumb, your line is open.

(Bob Callahan):	We hear nothing.

Operator:	Okay, we will go to the next caller.

There are no further questions at this time.

Gary Mathern:

We will give it a minute or two. I can’t believe there are no questions. But we will hold it open for a minute or two to see if there are any other questions or if we can go back and see if Nick Lumb can come online.

Operator:	Okay. We have more questions coming up now.

Gary Mathern:	Okay. I knew there would be more with this group.

Operator:	Your next question comes from (Shane Visguard).

(Shane Visguard):	I’m looking on the exercise form and I see (Kate)’s fax number. Is there a phone - I don’t see a direct phone number to Smith Barney anywhere or a contact person.

(Bob Callahan):

It’s on one of the forms that went out. I’ll give it to you right now. It is my group’s, (Callahan)’s group. And the phone number is 617-570-9533. If you go on the net, if you try to get through any place, you end up with us pretty quickly.

(Shane Visguard):	Okay. Thank you.

(Bob Callahan):	You’re welcome.

Operator:	Your next question comes from Jeff Darilek.

Gary Mathern:	Hi Jeff.

Jeff Darilek:	Hey. Good morning.

Gary Mathern:	Good morning.

Jeff Darilek:	I have a question on the stock options. You said we could either send cash for the difference, write a check, or use the broker assisted offer?

(Bob Callahan):	Yeah. Or you can use the concurrent offer also.

Jeff Darilek:	Okay. What is the fee for the broker assisted offer? Is there a fee applied to that?

(Bob Callahan):	Yeah, there is definitely a fee. And it goes by the number of shares.

((Crosstalk))

(Bob Callahan):

You know what, I get the money but I’m not sure. It is probably between 6 and 10 cents a share, depending upon what - on how many shares you’re going to sell. It’s a variable scale. (Kate)’s is going to look - as a matter of fact, that is it really the only way you are paying a fee.

If you pay cash and tender them, you are not paying a fee. And if you use the concurrent exercise process, you are not paying a fee from Smith Barney or from Viasys on that. It is only if you call up and do that cashless exercise. You are paying a commission because we are actually selling the shares to somebody else on the New York Stock Exchange.

Does that get your question Jeff Darilek?

Jeff Darilek:	Yeah. It does. If you could send out an example of like whatever a 1, 000 or 5,000 options - you know what I’m saying? Give us some idea of what that commission would be.

(Bob Callahan):	(Kate) might have it right now. And it is - well, it’s better than I thought. From - this is the commission rate. And it is subject to a $25 minimum plus a $5 fee. So say it is a $30 minimum.

From zero to 2,500 shares, it is 9 cents a share commission. From 2,501 through 5000 shares, it is a 7 cent commission. And 5001 and up is a 6 cent commission. And that is not a staggered scale.

So if you did, you know, 10,000 shares, it is $600. It is the 6 cents. It doesn’t stagger up. It is what ever the total number of the shares you sell in one day are.

And that is assuming that you are going to go ahead and sell it to someone else on the New York Stock Exchange. You are paying that fee as a commission through Smith Barney. So that is what the fee is.

Thank you (Kate).

(Kate Petko):	You’re welcome.

Jeff Darilek:	Thanks.

(Bob Callahan):	My pleasure.

Operator:	Your next question comes from Scott Ellis.

(Bob Callahan):	Hi Scott.

Scott Ellis:	Hi. A question on the unvested RSU, that transaction. It looks to me like there is no form that needs to be filled out, signed or sent in. It just automatically happens. Is that right?

(Bob Callahan):

You got it, exactly. The one thing that we would like to have everybody do and there will be a memo that comes out next week, is make sure that they’ve filled out the grant agreement, the grant acceptance.

((Crosstalk))

Operator:	Your next question comes from Nick Nichols.

Nick Nichols:	Hello? Hello?

Operator:	Mr. Nick Nichols, go ahead sir.

(Bob Callahan):	Oh, I’m sorry Nick. Are you there?

Nick Nichols:	Yeah. Can hear me?

(Bob Callahan):	I can hear you now.

Nick Nichols:	Okay. Good. First off, on the stock options, we have an opportunity basically to convert those to Cardinal options. And you had mentioned, at the time of the transaction,

basically we are fully vested in our options.

But then you made the statement that if we convert them to Cardinal stock, it is subject to the same terms and conditions. Are they still completely vested?

(Bob Callahan):

Yeah. Everything will be vested. It’s the terms of expiration, you know, if you leave the company, death and disability, the same terms that are affiliated with your options now that would be vested, that’s the same conditions that you’ll have under Cardinal.

Nick Nichols:	But they’re fully invested at the time of the transaction?

(Bob Callahan):	They’re fully vested.

Nick Nichols:	All right.

Now, the next question is if you want to - you know, you talk about converting the stock options to Cardinal, is there not the same option to do that with the RSU’s?

(Bob Callahan):	Correct.

Nick Nichols:	And (lump) the taxes all together?

(Bob Callahan):	The only options, the only alternatives you have are on the stock options. There is an opportunity to have those converted. The restricted stock, is the stock itself.

And the way the merger is, it’s a cash deal so it gets treated as if it was a regular share and just get cashed out. That is why there is no form. You really don’t have a choice. You are going to be cashed out and you will get money.

Nick Nichols:	Okay. All right. Thank you.

(Bob Callahan):	My pleasure.

Operator:	Your next question comes from Giulio Perillo.

Giulio Perillo:	Hi.

Gary Mathern:	You sound familiar. Did you do the PR thing as well?

Giulio Perillo:	Yes. I did, hence my question. It took awhile for the checks to get to me. How soon after the merger will the checks go out if, we decide to go by check?

(Bob Callahan):	Yours or everybody else’s?

Giulio Perillo:	Well, let’s start with me because I don’t care about anybody else, because I waited a long time the last time.

(Bob Callahan):	Last time it was a good bit different. I think the checks will probably - we’re planning on the checks going out within five days.

Giulio Perillo:	Okay. If we did a wire, it’s that day?

(Bob Callahan):

No. Because there has to be a reconciliation for people who have exercise rights - because the company has the ability to - you know, the individuals have the ability to go ahead and exercise their options so there has to be a reconciliation period.

That reconciliation period, of who has actually cashed out and who hasn’t, is going to take probably two days. And then we basically get the money from Cardinal to pay everybody out. It hits the accounts. And in the best of all worlds, it is three days. Realistically, it is probably going to be five.

Giulio Perillo:	And five would be five business days as opposed to calendar days?

(Bob Callahan):

Correct. And frankly, the restricted stock will be available earlier because we don’t have that reconciliation process. So if you’ve got - if you want money right away on the restricted stock, we are going to have that ability to get that money out first, if you want it first because we don’t have the reconciliation.

Giulio Perillo:

On the restricted stock that has vested - and maybe somebody asked this question, I didn’t understand it - and that is sitting in the Smith Barney account, okay? That gets cashed out. Is there a commission on the vested RSU’s that are currently sitting in your account?

(Bob Callahan):	No. The only commission - as long as you tender - actually, so long as you tender there is no commission.

Giulio Perillo:	Right. Okay.

(Bob Callahan):

The only condition is going to be on options or on shares that you own out right, right now, either stock purchase, already vested, restricted, in an account or in shares that you may have bought on the open market that you decide to sell to another person through the New York Stock Exchange.

We are only charging you if you are asking us to go to the New York Stock Exchange and sell shares. If it is taking place as part of the tender and merger, there is no commission.

Giulio Perillo:	I understand. Thank you.

(Bob Callahan):	My pleasure.

Operator:	Your next question comes from Robert Lynch.

(Bob Callahan):	Hi Robert. How are you doing?

Robert Lynch:	Good.

Did you go over the employee stock purchase plan? What is going to happen with that?

(Bob Callahan):	No. That’s an easy one because we didn’t cover it.

Basically, on the stock purchase plan, if your shares are out there it’s the same as shares you own any place else. They will be tendered. You can either tender them or wait until the merger and they will be cashed out at $42.75.

Robert Lynch:	What about shares that you have - you know, I just have cash in the account right now for shares to be purchased at the end of this period, what is going to happen there?

Gary Mathern:	Rob, this is Gary Mathern.

Robert Lynch:	Hi, Gary.

Gary Mathern:	We are going to - there are some issues that we want to resolve and get some notice out to everyone concerning the current ESPP period. And that will come out shortly.

Robert Lynch:	Okay. Very good.

Operator:	Your next question comes from Chris Nau.

(Bob Callahan):	Hi Chris, how are you?

Chris Nau:	Good.

Kind of piggybacking on that, on the employee stock purchase plan, with this tender offer closing out on the 20th and we still have an extra pay period left over, I was just curious about what is going to happen to the money that was originally going to be committed to purchasing under the employee stock purchase plan?

(Bob Callahan):

This really goes out to the same thing that Bob was looking for. I think what is going to happen is there is going to be a communication after some things are decided here in the next week or so that we’ll fully explain what happens with the upcoming purchase in the stock purchase plan.

(Scott Hurley):	Yeah. I think that - this is (Scott Hurley) - I think because a transcript is being kept of this call and there is some legal reasons why we want to keep this focused on restricted stock and stock options, we’re going to limit discussion to those topics, at this point.

Operator:	You have a follow-up question from Jeff Darilek.

(Bob Callahan):	Hi, Jeff.

Jeff Darilek:	Hi. Never mind. The last two guys asked the same question.

(Bob Callahan):	Well, let me go back and reiterate one of the answers since you almost went back and reiterated one of the questions.

The way it’s going to happen is that Smith Barney is going to pay out the money. If we don’t get a hold of you and you don’t get a hold of us, it is automatically going to go out by check to you.

Like I mentioned, when (the guy) asked, it is probably all going to be done within five days. The restricted stock has the ability to done - to be done earlier. We will probably send out all of the money at the same time.

If you want the money wired, we have that ability. And you can have the money wired. There is a $25 a fee for that. There is no fee for getting the check out. And you just get a hold of us at Smith Barney.

And we are to pretty much going to find out what everybody wants with the proceeds and send them out at that time. But that is how the money will go out.

Any other questions?

Operator:	Again, if you would like to or ask a question please press star then the number 1 on your telephone keypad. You have no further questions at this time.

Gary Mathern:	Okay. Thank you all for participating. And good morning, good afternoon, or good night.

END